NEWS RELEASE

Alamos Announces Friendly Acquisition of Esperanza Resources

TORONTO, ON – July 12, 2013.  Alamos Gold Inc. (“Alamos”) (TSX:AGI) (NYSE: AGI) and Esperanza Resources Corp. (“Esperanza”) (TSX.V:EPZ)(OTCQX:ESPZF) are pleased to  announce that they have entered into a definitive agreement (the “Agreement”) pursuant to which Alamos has agreed to acquire all of the issued and outstanding common shares of Esperanza by way of a court-approved plan of arrangement (the “Arrangement”).

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico.

Pursuant to the terms of the Agreement, Esperanza shareholders will receive C$0.85 in cash for each common share of Esperanza held, representing a premium of approximately 38% to Esperanza’s 30-day volume-weighted average price (“VWAP”) for the period ending July 11, 2013. The transaction values Esperanza’s equity at approximately C$69.4 million on a fully diluted in-the-money basis. In addition, Esperanza shareholders will be issued approximately five million Alamos warrants in aggregate and existing Esperanza warrant holders will be issued approximately two million Alamos warrants in aggregate. The warrants will be listed for trading on the Toronto Stock Exchange.

“Alamos is very pleased to announce this transaction with Esperanza” commented Mr. John A. McCluskey, President and Chief Executive Officer of Alamos. “Esperanza is an excellent strategic fit within our existing portfolio and in our view, is one of the best undeveloped opportunities and significant open pit targets in Mexico. We have followed Esperanza’s progress for some time and see this as a truly compelling opportunity for our shareholders. While the transaction represents less than 5% of our market capitalization, it has the potential to grow our production in Mexico by more than 50%, or nearly 30% on a consolidated basis.”

“This transaction provides an attractive and immediate premium to our shareholders,” said Mr. Greg Smith, President and Chief Executive Officer of Esperanza. “Further, the cash consideration provides liquidity and value certainty while the warrants ensure Esperanza shareholders will retain exposure to the success of the Esperanza gold project going forward. Alamos Gold is an industry leader with substantial experience operating in Mexico and the financial and technical capacity to continue advancing the Esperanza gold project. Finally, I would like to thank our employees for their dedication and hard work over the last number of years and all stakeholders of Esperanza for their support.”

Highlights of the Transaction

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Esperanza gold project is an attractive, open pit, heap leach project with all in sustaining costs expected to be below $900 per ounce, high margins and potential for further growth;

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Adds measured and indicated resources of 1.5 million ounces of gold and 16 million ounces of silver in Mexico, further growing Alamos's presence in Mexico, a geopolitically stable mining jurisdiction;

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Esperanza shareholders receive a premium of approximately 38% to Esperanza’s 30-day VWAP;

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Enhances Alamos’s project pipeline by adding an asset with annual average production potential of over 100,000 ounces, with both total cash costs and all-in sustaining costs in the lowest quartile;

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Ability to utilize Alamos’s mine permitting and development teams, which include significant open pit, heap leach expertise, to advance the Esperanza gold project to production;

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Ability to fund development and construction of the Esperanza gold project through Alamos’s existing cash resources;

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Considerable exploration potential on all assets; and

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Accretive to Alamos NAV, earnings and cash flow with virtually no dilution to Alamos shareholders.

Overview of Esperanza Gold Project

Upon closing, Alamos will assume ownership of Esperanza’s 100%-owned Esperanza gold project well as other various interests of Esperanza in Mexico and Peru. The Esperanza gold project is an advanced stage gold project in Morelos, Mexico, with a resource of 1.5 million ounces of gold and 16 million ounces of silver.  In September of 2011 Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza gold project outlining an initial six-year mine life with expected production of a total of 0.6 million ounces of gold at an average rate of 103,000 ounces per year and average cash costs of US$499 per ounce (net of by-product credits).  Applying a conservative gold price assumption of US$1,150 per ounce, the September 2011 PEA base case shows that the Esperanza gold project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of in excess of C$122 million.

Summary of the Transaction

The acquisition of Esperanza will be completed by way of a court-approved plan of arrangement, whereby Alamos will acquire each issued and outstanding share of Esperanza in exchange for C$0.85 in cash. The aggregate cash consideration to be paid by Alamos will be approximately $69.4 million based on the currently issued and outstanding shares of Esperanza as of the date of this announcement, but will be subject to change depending on the number of Esperanza options and warrants exercised while the offer is outstanding.

Pursuant to the Arrangement, Esperanza shareholders will also receive 0.0625 of a warrant to purchase Alamos common shares at an exercise price of C$29.48 and expiring on May 24, 2017, resulting in the issuance of approximately five million Alamos warrants. Further, each outstanding Esperanza Warrant shall be exchanged for 0.15 of a warrant to purchase Alamos common shares at an exercise price of C$29.48 and expiring May 24, 2017, resulting in the issuance of approximately two million Alamos warrants.

The board of directors of Esperanza has unanimously approved the transaction and will recommend that Esperanza shareholders vote in favour of the transaction.

Each senior officer and each member of the board of directors of Esperanza has entered into lock-up agreements with Alamos pursuant to which each has agreed to vote in favour of the transaction, which together will represent approximately 6% of the issued and outstanding common shares of Esperanza.

The terms and conditions of the Agreement will be disclosed in more detail in the Esperanza management information circular which is expected to be filed and mailed to Esperanza shareholders in August, 2013.  Completion of the transaction is subject to customary conditions, including court approvals, a favourable vote of at least 66 2/3% of the holders of Esperanza common shares voted at a special meeting of shareholders, and the receipt of all necessary regulatory and stock exchange approvals.  The Agreement includes a customary non-solicitation clause, right to match covenants and provides for the payment of a C$2.7 million break fee to Alamos under certain circumstances.

On July 12, 2013, Esperanza exercised its right to terminate its agreements with Pan-American Silver dated May 27, 2013 (the “Pan-Am Agreements”) and consequently effective as of the date of such termination, Esperanza has no further obligations or commitments under the Pan-Am Agreements and shall not implement the transactions contemplated therein.

Torys LLP is acting as legal counsel to Alamos.

Haywood Securities Inc. provided a fairness opinion to Esperanza and its board of directors in connection with the transaction indicating the transaction is fair from a financial point of view to the shareholders of Esperanza. Stikeman Elliott LLP is acting as legal counsel to Esperanza and its board of directors.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $490 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of June 30, 2013, Alamos had 127,368,986 common shares outstanding (132,016,986 shares fully diluted), which are traded on the TSX and NYSE under the symbol "AGI".

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Alamos or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.  The securities to be offered by Alamos have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.  Alamos intends to offer and sell its securities in the United States pursuant to the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act.

Cautionary Note

The TSX, TSXV and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Each of Alamos and Esperanza prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this news release are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos and Esperanza may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this news release and are included in the public filings of Alamos and Esperanza, which have been filed with the SEC and the securities commissions or similar authorities in Canada).